Exhibit 99.1

Qudian Inc. Reports Third Quarter 2023

Unaudited Financial Results

XIAMEN, China, December 11, 2023/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company, today announced its unaudited financial results for the quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights:

●	Total revenues were RMB29.6 million (US$4.1 million), compared to RMB 110.2 million for the same period of last year

●	Net loss attributable to Qudian’s shareholders was RMB181.2 million (US$24.8 million), compared to net loss of RMB648.0 million for the same period of last year; net loss per diluted ADS was RMB0.84 (US$0.12) for the third quarter of 2023

●	Non-GAAP net loss attributable to Qudian’s shareholders was RMB179.8 million (US$24.6 million), compared to net loss of RMB643.9 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net loss per diluted ADS was RMB0.84 (US$0.11) for the third quarter of 2023

“We are delighted to report our advancements in the development of our smart last-mile logistics business, which recorded approximately RMB29 million of revenue in the third quarter,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We are optimistic about the potential of the e-commerce market across various regions globally. In line with our strategic vision, we are dedicated to expanding our investment in this sector. It is important to note that while pursuing growth, there is a possibility that we may incur additional operational losses. Nevertheless, we remain steadfast in our commitment to executing our business transition and simultaneously maintaining prudent cash management to safeguard our balance sheet.”

Third Quarter Financial Results

Total revenues were RMB29.6 million (US$4.1 million), representing a decrease of 73.1% from RMB110.2 million for the third quarter of 2022.

Financing income, penalty fee, loan facilitation income and other related income and transaction services fee and other related income decreased to nil as a result of the winding down of the loan book business.

Sales income and others decreased to RMB29.6 million (US$4.1 million), which was mostly attributable to incomes generated from last-mile delivery business, compared with RMB50.4 million for the third quarter of 2022, which was mainly attributable to sales income generated by QD Food. We have wound down the QD Food business in second quarter of 2023.

Total operating costs and expenses decreased to RMB141.1 million (US$19.3 million) from RMB 410.6 million for the third quarter of 2022.

Cost of revenues decreased by 80.4% to RMB46.3 million (US$6.3 million) from RMB236.2 million for the third quarter of 2022, primarily due to the winding down of the QD Food business and loan book business, partially offset by cost from last-mile delivery business.

Sales and marketing expenses decreased to nil as a result of the winding down of the loan book business and QD Food business.

General and administrative expenses increased by 28.1% to RMB80.8 million (US$11.1 million) from RMB63.1 million for the third quarter of 2022, primarily due to the increase in third-party professional services fees and travel expenses.

Research and development expenses decreased by 35.1% to RMB11.3 million (US$1.5 million) from RMB17.4 million for the third quarter of 2022, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.

Expected credit loss for receivables and other assets was RMB4.0 million (US$0.5 million) as compared to a gain of RMB63.6 million for the third quarter of 2022, primarily because we collected previously impaired bad debt related to the businesses the Company historically operated in the third quarter of 2022.

Loss from operations was RMB100.8 million (US$13.8 million), compared to RMB 299.8 million for the third quarter of 2022.

Interest and investment loss, net decreased by 90.4% to RMB7.1 million (US$1.0 million) from RMB73.6 million for the third quarter of 2022, mainly due to the decrease of loss from investments in the third quarter of 2023.

Loss on derivative instrument decreased by 69.8% to RMB108 million (US$14.8 million) from RMB358.2 million for the third quarter of 2022, primarily due to the decrease in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net loss attributable to Qudian’s shareholders was RMB181.2 million (US$24.8 million). Net loss per diluted ADS was RMB0.84 (US$0.12).

Non-GAAP net loss attributable to Qudian’s shareholders was RMB179.8 million (US$24.6 million). Non-GAAP net loss per diluted ADS was RMB0.84 (US$0.11).

Cash Flow

As of September 30, 2023, the Company had cash and cash equivalents of RMB7,226.4 million (US$990.5 million) and restricted cash of RMB67.1 million (US$9.2 million).

For the third quarter of 2023, net cash used in operating activities was RMB151.2 million (US$20.7 million), mainly due to the purchase of operating assets, payments for labor-related costs and expenses, and partially offset by cash received from interest income from the Company’s short-term investments.Net cash provided by investing activities was RMB2,584.2 million (US$354.2 million), mainly due to the net proceeds from the redemption of short-term investments. Net cash used in financing activities was RMB215.4 million (US$29.5 million), mainly due to the repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company introduced a pioneering strategic venture into last-mile delivery services. The Company operates such business under the brand name of “Fast Horse.”

Update on Share Repurchase

As previously disclosed, the Company established a share repurchase program in June 2022, under which the Company may purchase up to US$200 million worth of its Class A ordinary shares and/or ADSs over a 24-month period. From the launch of the share repurchase program on June 13, 2022 to December 5, 2023, the Company has in aggregate purchased 44.9 million ADSs in the open market for a total amount of approximately US$68.2 million (an average price of $1.5 per ADS) pursuant to the share repurchase program.

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers' demand for e-commerce transactions by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,
(In thousands except for number	2022	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	35,308	-	-
Sales income and others	50,417	29,598	4,057
Penalty fee	14,872	-	-
Loan facilitation income and other related income	6,806	-	-
Transaction services fee and other related income	2,755	-	-
Total revenues	110,158	29,598	4,057

Operating cost and expenses:
Cost of revenues	(236,226)	(46,279)	(6,343)
Sales and marketing	(176,797)	-	-
General and administrative	(63,121)	(80,796)	(11,074)
Research and development	(17,387)	(11,277)	(1,546)
Changes in guarantee liabilities and risk assurance liabilities(1)	25,177	-	-
Expected credit gain/(loss) for receivables and other assets	63,630	(3,974)	(545)
Impairment (loss)/gain from other assets	(5,913)	1,258	172
Total operating cost and expenses	(410,637)	(141,068)	(19,336)
Other operating income	687	10,668	1,462

Loss from operations	(299,792)	(100,802)	(13,817)
Interest and investment loss, net	(73,610)	(7,099)	(973)
(Loss)/Gain from equity method investments	(44)	1,010	138
Loss on derivative instruments	(358,165)	(107,969)	(14,798)
Foreign exchange gain, net	1,006	274	38
Other income	9,931	10,694	1,466
Other expenses	(9,587)	(2,157)	(296)
Net loss before income taxes	(730,261)	(206,049)	(28,242)
Income tax expenses	82,309	24,821	3,402
Net loss	(647,952)	(181,228)	(24,840)
Less: net loss attributable to non-controlling interest shareholders	-	-	-
Net loss attributable to Qudian Inc.'s shareholders	(647,952)	(181,228)	(24,840)

Loss per share for Class A and Class B ordinary shares:
Basic	(2.64)	(0.84)	(0.12)
Diluted	(2.64)	(0.84)	(0.12)

Loss per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(2.64)	(0.84)	(0.12)
Diluted	(2.64)	(0.84)	(0.12)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	245,215,663	214,666,223	214,666,223
Diluted	245,215,663	214,666,223	214,666,223

Other comprehensive gain:
Foreign currency translation adjustment	30,657	(1,471)	(202)
Total comprehensive loss	(617,295)	(182,699)	(25,042)
Less: total comprehensive loss attributable to non-controlling interest shareholders	-	-	-

Total comprehensive loss attributable to Qudian Inc.'s shareholders	(617,295)	(182,699)	(25,042)

Note:

(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,"Derivative", and the change in risk assurance liabilities accounted in accordance with ASC 450, "Contingencies" and ASC 460, "Guarantees".

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30,	As of September 30,
(In thousands except for number	2023	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	5,013,109	7,226,438	990,466
Restricted cash	63,407	67,091	9,196
Short-term investments	3,777,220	2,468,954	338,398
Accounts receivables	-	25,794	3,535
Other current assets	2,078,060	677,612	92,874
Total current assets	10,931,796	10,465,889	1,434,469

Non-current assets:
Right-of-use assets	104,156	175,231	24,017
Investment in equity method investee	137,965	139,092	19,064
Long-term investments	206,857	206,857	28,352
Property and equipment, net	1,069,145	1,152,841	158,010
Intangible assets	3,452	3,287	451
Other non-current assets	450,923	511,646	70,127
Total non-current assets	1,972,498	2,188,954	300,021

TOTAL ASSETS	12,904,294	12,654,843	1,734,490

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of June 30,	As of September 30,
(In thousands except for number	2023	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term lease liabilities	6,766	30,285	4,151
Derivative instruments-liability	179,444	281,478	38,580
Accrued expenses and other current liabilities	204,898	211,106	28,934
Income tax payable	164,173	131,691	18,050
Total current liabilities	555,281	654,560	89,715

Non-current liabilities:
Deferred tax liabilities, net	23	-	-
Long-term lease liabilities	2,603	50,612	6,936
Total non-current liabilities	2,626	50,612	6,936
Total liabilities	557,907	705,172	96,651

Shareholders' equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(580,653)	(792,839)	(108,668)
Additional paid-in capital	4,034,824	4,032,993	552,768
Accumulated other comprehensive loss	15,351	13,880	1,902
Retained earnings	8,876,689	8,695,461	1,191,812
Total shareholders' equity	12,346,387	11,949,671	1,637,839

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,904,294	12,654,843	1,734,490

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended September 30,
(In thousands except for number	2022	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net loss attributable to Qudian Inc.'s shareholders	(647,952)	(181,228)	(24,840)
Add: Share-based compensation expenses	4,284	1,432	196
Less: Convertible bonds buyback income	188	-	-
Non-GAAP net loss attributable to Qudian Inc.'s shareholders	(643,856)	(179,796)	(24,644)

Non-GAAP net loss per share—basic	(2.63)	(0.84)	(0.11)
Non-GAAP net loss per share—diluted	(2.63)	(0.84)	(0.11)
Weighted average shares outstanding—basic	245,215,663	214,666,223	214,666,223
Weighted average shares outstanding—diluted	245,215,663	214,666,223	214,666,223